HSBC ◪

February 2018
Free Writing Prospectus
Registration Statement No. 333-202524
February 8, 2018
Filed Pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS
Floating Rate Notes due February 28, 2025

The notes offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. As further described below, interest will accrue and be payable on the notes monthly, in arrears, at a rate equal to the year-over-year change in the Consumer Price Index (the "CPI") plus a spread of 0.50%, subject to a minimum interest rate of 0.00%. **All payments on the notes are subject to the credit risk of HSBC.**

INDICATIVE TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	February 28, 2025, or if that day is not a business day, the next succeeding business day.
Aggregate principal amount:	$
Payment at maturity:	On the maturity date, for each note, we will pay you the principal amount of your notes plus accrued but unpaid interest.
Interest:	Interest will be paid monthly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest rate:	For each interest payment period, a rate equal to the year-over-year change in the CPI on the applicable interest payment date plus the spread, subject to the minimum interest rate. The interest rate with respect to each interest payment period will be reset monthly on the applicable interest payment date.
Reference rate:	The CPI, which is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published by the U.S. Bureau of Labor Statistics (the "BLS"). For additional information, see "Information About the Reference Rate" below.
Interest payment periods:	Monthly; the period beginning on and including the original issue date and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date or the maturity date, as applicable.
Minimum interest rate/Floor:	0.00% per annum
Spread:	0.50%
Year-over-year change in the CPI (the "Base Rate"):	The quotient, expressed as a percentage, calculated as follows: (CPI Final – CPI Initial)/CPI Initial where, "CPI Final" is the CPI Level published for the third month prior to the month of the relevant Interest Payment Date, and "CPI Initial" is the CPI Level published for the fifteenth month prior to the month of the relevant Interest Payment Date. For example, on the March 28, 2018 Interest Payment Date, the Interest Rate will be based on the change in the CPI Level from December 2016 to December 2017).
CPI level:	For any month, the CPI Level as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "CPURNSA <Index>" or any successor page on Bloomberg Professional® service or any successor service, as applicable. If, on any date the CPI Level is to be determined, the CPI Level cannot be determined as described above, the calculation agent will determine the CPI Level in accordance with the procedures set forth under "Investment Summary − Unavailability of the CPI Level" below.
Interest payment dates:	The 28th calendar day of each month, commencing on March 28, 2018, up to and including the maturity date, provided that if any such day is not a business day, the relevant interest payment shall be made on the next succeeding business day and no additional interest will accrue for the applicable interest payment period from and after the originally scheduled interest payment date. If the maturity date falls on a date that is not a business day, payment of the interest and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date*:	On or about February 23, 2018
Original issue date*:	On or about February 28, 2018 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The estimated initial value of the notes, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any."
CUSIP:	40435FTX5
ISIN:	US40435FTX59
Listing:	The notes will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and issue price:	Price to public	Agent's commissions	Proceeds to issuer
Per security	$1,000.00	$19.00[1] $5.00[2]	$976.00
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $24.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $19.00 for each note they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the $24.00 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each note.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the notes.

The estimated initial value of the notes on the pricing date is expected to be between $955 and $970 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the notes involves certain risks. See "Risk Factors" beginning on page 5 of this free writing prospectus and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the notes, or determined that this free writing prospectus or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Floating Rate Notes due February 28, 2025

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The prospectus supplement dated March 5, 2015 at: https://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus dated March 5, 2015 at: https://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary
Floating Rate Notes

The Floating Rate Notes due February 28, 2025 (the "notes") are debt securities of HSBC. Interest will accrue and be payable on the notes monthly, in arrears, at a rate equal to CPI plus the spread of 0.50%, subject to a minimum interest rate of 0.00%. All payments on the notes are subject to the credit risk of HSBC.

Maturity:	Approximately seven years
Interest rate:	For each interest payment period, a rate equal to the year-over-year change in the CPI on the applicable interest payment date plus the spread, subject to the minimum interest rate. The interest rate with respect to each interest payment period will be reset monthly on the applicable interest payment date.
Reference rate:	The CPI, which is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published by the U.S. Bureau of Labor Statistics (the "BLS"). For additional information, see "Information About the Reference Rate" below.
Maximum interest rate/Cap:	None
Minimum interest rate:	0.00% per annum
Spread:	0.50%
Spread Multiplier:	None
Unavailability of the CPI Level:	If by 3:00 p.m. New York City time on the date which is three business days prior to any interest payment date, the CPI Level is not published as described above for any relevant month, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPI Final and CPI Initial, the calculation agent will use the most recently available value of the CPI Level determined as described above on the applicable interest payment date, even if such value has been adjusted from a previously reported value for the relevant month. However, if a value of CPI Final or CPI Initial used by the calculation agent on any interest payment date to determine the interest rate on the notes is subsequently revised by the BLS, the interest rate determined on such interest payment date will not be revised, and we will not be required to make any additional payment on the notes. If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, and if concurred in by the calculation agent, the CPI is substantially altered, the calculation agent will determine the year-over-year change in the CPI by reference to the applicable substitute index chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If none of those securities are outstanding, the calculation agent will determine a substitute index for the notes in accordance with general market practice at the time. |

Hypothetical Examples

The following scenario analysis and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the year-over-year change in the CPI, and we cannot predict the year-over-year change in the CPI on any interest payment date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the CPI. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for a $1,000 principal amount of notes, assume that there are 30 days in each monthly period and reflect the minimum interest rate of 0.00% per annum and the spread of 0.50%.

Hypothetical Year-over-year CPI	Spread	Minimum interest rate	Hypothetical interest rate per annum	Hypothetical interest
8.00%	+0.50%	0.00%	8.50%	$7.083
7.00%	+0.50%	0.00%	7.50%	$6.250
6.00%	+0.50%	0.00%	6.50%	$5.417
5.00%	+0.50%	0.00%	5.50%	$4.583
4.00%	+0.50%	0.00%	4.50%	$3.750
3.00%	+0.50%	0.00%	3.50%	$2.917
2.50%	+0.50%	0.00%	3.00%	$2.500
2.00%	+0.50%	0.00%	2.50%	$2.083
1.50%	+0.50%	0.00%	2.00%	$1.667
1.00%	+0.50%	0.00%	1.50%	$1.250
0.50%	+0.50%	0.00%	1.00%	$0.833
0.00%	+0.50%	0.00%	0.50%	$0.417
-0.50%	**+0.50%**	**0.00%**	**0.00%**	**$0.000**
-1.00%	+0.50%	0.00%	0.00%	$0.000
-2.00%	+0.50%	0.00%	0.00%	$0.000

Example 1: On an interest payment date, the year-over-year change in the CPI is equal to -1.00%. Because the applicable year-over-year change in the CPI of -1.00% plus the spread is less than the minimum interest rate, the interest rate for such interest payment date is equal to the minimum interest rate of 0.00% per annum and the interest payment on the relevant interest payment date would be $0.00 per $1,000 principal amount of notes calculated as follows:

$$1{,}000 \times (\text{Interest Rate} + \text{Spread}) \times 30/360$$
$$= \$1{,}000 \times 0.00\% \times 30/360$$
$$= \$0.00$$

Example 2: On an interest payment date, the year-over-year change in the CPI is equal to 3.00%. Because the applicable year-over-year change in the CPI of 3.00% plus the spread is greater than the minimum interest rate but less than the maximum interest rate, the interest rate for such interest payment date is equal to 3.50% per annum and the interest payment on the relevant interest payment date would be approximately $2.917 per $1,000 principal amount of notes, calculated as follows:

$$1{,}000 \times (\text{Interest Rate} + \text{Spread}) \times 30/360$$
$$= \$1{,}000 \times 3.50\% \times 30/360$$
$$= \$2.917$$

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying prospectus supplement. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the following section:

> "— Risks relating to all note issuances" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate debt securities.

- **The interest rate for each monthly interest payment period is uncertain and could be as low as the minimum interest rate of 0.00% per annum. Yo**u will receive monthly interest on the applicable interest payment date that accrues at a rate per annum equal to the applicable year-over-year change in the CPI plus the spread, subject to the minimum interest rate of 0.00% per annum. Following periods of little or no inflation, or periods of deflation, the interest rate will be equal to only the minimum interest rate of 0.00% per annum. We cannot predict the factors that may cause applicable year-over-year change in the CPI to increase or decrease. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

- **The notes are not ordinary debt securities and the interest rate is not fixed for any payment period and is variable.** The interest rate is not fixed for any interest payment period and will equal the applicable year-over-year change in the CPI plus the spread, subject to the minimum interest rate of 0.00% per annum, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. We have no control over any fluctuations in the year-over-year change in the CPI.

- **Credit risk of HSBC USA Inc.** The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the notes depend on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.** The original issue price of the notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the notes. As a result, the price, if any, at which Morgan Stanley Wealth Management will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **The notes lack liquidity.** The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the notes.

- **The estimated initial value of the notes, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any.** The estimated initial value of the notes will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

- **If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the original issue date, the price you receive may be higher than the estimated initial value of the notes.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 17 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the notes.** As calculation agent, HSBC or one of its affiliates will determine the year-over-year change in the CPI, and the amount of interest that will be paid on each interest payment date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the notes.

- **The year-over-year change in the CPI, and therefore the value of the notes, may be volatile and will be affected by a number of factors.** The year-over-year change in the CPI, and therefore the value of the notes is subject to volatility due to a variety of factors, including but not limited to:

  - interest and yield rates in the market,

  - changes in, or perceptions, about the future level of the CPI,

  - general economic conditions,

  - policies of the Federal Reserve Board regarding interest rates,

  - sentiment regarding underlying strength in the U.S. and global economies,

  - central bank policy regarding interest rates,

  - performance of capital markets,

  - geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the year-over-year change in the CPI, and

  - the time remaining to the maturity of the notes.

  The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in year-over-year change in the CPI could result in the corresponding interest rate decreasing or an interest rate equal to the minimum interest rate of 0.00% per annum and thus in the reduction of the interest payable on the notes.

- **The interest rate on the notes may not reflect the actual levels of inflation affecting holders of the notes.** The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Accordingly, an investment in the notes may not fullt offset any inflation actually experienced by holders of the notes.

- **The historical levels of the CPI are not an indication of its future levels.** The historical levels of the CPI are not an indication of its future levels during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payment amounts that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

- **Potential conflicts.** HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

- **The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

- **Tax Treatment.** For a discussion of certain of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the Reference Rate

The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers as published by the BLS. The CPI is a measure of the prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month, and may be found on the website of the BLS. A schedule of the dates for upcoming releases of the CPI may be found at the BLS's website at www.bls.gov/schedule/news_release/cpi.htm. (Information included in that website is not incorporated by reference herein.)

Historical Performance of the CPI

The following graph sets forth the historical performance of the CPI as reported by the BLS for the period from January 2008 to December 2017. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes.



Source: Bloomberg Professional® Service

The following graph sets forth the historical year-over-year change in the CPI as reported by the BLS for the period from January 2008 to December 2017. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes.



Source: Bloomberg Professional® Service

The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any interest payment date. We cannot give you assurance that the notes will provide a satisfactory return on your investment.

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	40435FTX5
ISIN:	US40435FTX59
Denominations:	$1,000 per note and integral multiples thereof
Minimum ticketing size:	$10,000 / 10 notes, and increments of $1,000 thereafter
Interest:	Interest will be paid monthly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Events of default and acceleration:	If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, you will be entitled to receive the principal amount of the notes together with any accrued but unpaid interest, calculated on the basis of 360 day year consisting of twelve thirty day months.
	If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Tax considerations:	You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We and each holder of notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Pursuant to the terms of the notes, and based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the notes as variable rate debt instruments. We expect the notes to be issued with no more than de minimis original issue discount. Interest paid on the notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Notes that are VRDIs" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of notes.
	Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes may be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method," as described in the discussion under "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
	Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the notes will only apply to dispositions after December 31, 2018.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of $24.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $19.00 for each note they sell. Of the $24.00 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each note.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the notes will be made against payment for the notes on or about the original issue date set forth on the cover page of this document, which is more than two business days following the pricing date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution" on page S-59 in the prospectus supplement.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the "Prospectus Directive")) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the "EEA"), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a "retail investor" means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Where you can find more information:	This free writing prospectus relates to an offering of notes identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. with monthly interest payments that accrue at a rate equal to the year-over-year change in the CPI. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of the notes relates to the CPI, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the CPI or as to the suitability of an investment in the notes.
	HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or the prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein and on page S-1 of the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

This document provides a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.